UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

On2 Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68338A-10-7

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid IMB control number.

CUSIP No. 68338A-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) I.R.S. Identification Nos. of above persons (entities only) The St. Paul Travelers Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 4,206,896 (see Item 4)

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 4,206,896 shares (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,206,896 shares (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5% based on 92,507,924 shares of common stock outstanding as set for in the Issuer’s 10-Q for the period ended September 30, 2005

12.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Travelers Property Casualty Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 4,206,896 (see Item 4)

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 4,206,896 shares (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,206,896 shares (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5% based on 92,507,924 shares of common stock outstanding as set for in the Issuer’s 10-Q for the period ended September 30, 2005

12.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Travelers Insurance Group Holdings

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 4,206,896 (see Item 4)

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 4,206,896 shares (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,206,896 shares (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5% based on 92,507,924 shares of common stock outstanding as set for in the Issuer’s 10-Q for the period ended September 30, 2005

12.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Travelers Indemnity Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 4,206,896 (see Item 4)

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 4,206,896 shares (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,206,896 shares (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5% based on 92,507,924 shares of common stock outstanding as set for in the Issuer’s 10-Q for the period ended September 30, 2005

12.	Type of Reporting Person (See Instructions) IC

Item 1.
	(a)	Name of Issuer On2 Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 21 Corporate Drive Suite 103 Clifton Park, NY 12065

Item 2.
(a)

Name of Person Filing
The St. Paul Travelers Companies, Inc. (“Inc.”), Travelers Property Casualty Corp. (“TPC”), Travelers Insurance Group Holdings, Inc. (“TIGHI”) and The Travelers Indemnity Company (“INDY”)

	(b)	Address of Principal Business Office or, if none, Residence 385 Washington Street, Mail Code 515A, St. Paul, MN 55102.
	(c)	Citizenship Inc. is a Minnesota corporation, TPC and INDY are Connecticut corporations, and TIGHI is a Delaware corporation.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”) of the Issuer
	(e)	CUSIP Number 68338A-10-7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The St. Paul Travelers Companies, Inc. (“Inc.”), through its wholly-owned indirect subsidiary, The Travelers Indemnity Company (“INDY”), beneficially owns 4,206,896 shares of the Issuer’s common stock comprised of: (1) 1,221,244 shares of common stock, and (2) 1,849,057 shares of Series C-IV Preferred Stock (convertible into 2,985,652 shares of common stock).  Inc. is the ultimate parent corporation. Travelers Property Casualty Corp (“TPC”) is a wholly-owned subsidiary of Inc.  Travelers Insurance Group Holdings, Inc. (“TIGHI”) is a wholly-owned subsidiary of TPC, and INDY is a wholly-owned subsidiary of TIGHI.  Consequently, each of Inc., TPC and TIGHI may be deemed to beneficially own the shares held by INDY.

(b)

Percent of class:

The shares reported in Item 4(a) above, constitute 4.5% of the outstanding shares of common stock of the Issuer, based on 92,507,924 shares of common stock outstanding as set for in the Issuer’s 10-Q for the period ended September 30, 2005

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote 4,206,896 shares (see Item 4(a) above)
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 4,206,896 shares (see Item 4(a) above)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
The Travelers Indemnity Company, which is an insurance company as defined in Section 3(a)(19) of the Exchange Act.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2006
Date
THE ST. PAUL TRAVELERS COMPANIES, INC.

/Bruce A. Backberg/
Signature

Bruce A. Backberg, Senior Vice President
Name/Title

TRAVELERS PROPERTY CASUALTY CORP.

/Bruce A. Backberg/
Signature

Bruce A. Backberg, Senior Vice President
Name/Title

TRAVELERS INSURANCE GROUP HOLDINGS, INC.

/Bruce A. Backberg/
Signature

Bruce A. Backberg, Senior Vice President
Name/Title

THE TRAVELERS INDEMNITY COMPANY

/Bruce A. Backberg/
Signature

Bruce A. Backberg, Senior Vice President
Name/Title

EXHIBIT LIST

Exhibit	Description
99.1	Joint Filing Agreement among the Reporting Persons